Milestone Pharmaceuticals Inc.

1111 Dr. Frederik-Philips Boulevard, Suite 402
Montréal, Québec CA H4M 2X6

VIA EDGAR

January 31, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:          Christopher Edwards

Re:              Milestone Pharmaceuticals Inc.

Registration Statement on Form S-3

File No. 333-261049

Acceleration Request

Requested Date:                     Wednesday, February 2, 2022

Requested Time:                    4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-261049) (the “Registration Statement”) to become effective on Wednesday, February 2, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes each of Marc Recht, Ryan Sansom and Eric Popp of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Eric Popp of Cooley LLP, counsel to the undersigned registrant, at (617) 937-2369.

[Signature Page Follows]

Sincerely,

Milestone Pharmaceuticals Inc.

By:	/s/ Joseph Oliveto
Joseph Oliveto
Chief Executive Officer

cc:	Amit Hasija, Milestone Pharmaceuticals Inc.
Ryan Sansom, Cooley LLP
Eric Popp, Cooley LLP